Exhibit 99.1

ROGERS COMMUNICATIONS INC.

Report of Voting Results

(Section 11.3 of National Instrument 51-102)

In accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the Annual General Meeting of Rogers Communications Inc. (the “Corporation”) held on April 20, 2018 in Toronto, Ontario.

Class A Voting Shareholders

1.	Election of Directors

Resolutions electing the following 15 individuals as directors of the Corporation until the next annual general meeting were passed with the following results:

Bonnie R. Brooks Votes For: Votes Withheld:	104,005,636 10,465	Isabelle Marcoux Votes For: Votes Withheld:	104,005,242 10,859

Robert K. Burgess Votes For: Votes Withheld:	104,005,436 10,665	Joe Natale Votes For: Votes Withheld:	103,984,942 31,159

John H. Clappison Votes For: Votes Withheld:	104,005,176 10,925	David R. Peterson Votes For: Votes Withheld:	102,735,497 1,280,604

Robert Dépatie Votes For: Votes Withheld:	104,005,216 10,885	Edward S. Rogers Votes For: Votes Withheld:	103,985,260 30,841

Robert J. Gemmell Votes For: Votes Withheld:	104,005,116 10,985	Loretta A. Rogers Votes For: Votes Withheld:	103,985,200 30,901

Alan D. Horn Votes For: Votes Withheld:	103,985,436 30,665	Martha L. Rogers Votes For: Votes Withheld:	103,985,200 30,901

Philip B. Lind Votes For: Votes Withheld:	103,985,436 30,665	Melinda M. Rogers Votes For: Votes Withheld:	103,985,460 30,641

John A. MacDonald Votes For: Votes Withheld:	104,005,436 10,665

2.	Appointment of Auditors

A resolution appointing KPMG LLP as auditors of the Corporation until the Corporation’s next annual shareholders meeting was approved for the ensuing year with 104,073,230 votes cast in favour of their appointment and 44 withheld.

For additional information, please see the Corporation’s management information circular dated March 8, 2018, a copy of which is available on SEDAR at www.sedar.com.

Toronto, Ontario April 20, 2018

ROGERS COMMUNICATIONS INC.

Per:	“Graeme H. McPhail”
Graeme H. McPhail Senior Vice President, Legal and General Counsel